FILE NO. 82-34736

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500

FAX: (650) 470-4570

http://www.skadden.com

FIRM/AFFILIATE OFFICES

[redacted]

ES

SCO

, D.C.

ON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

03032907

SUPPL

03 OCT 27 7:21

October 24, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and updated on June 20, 2003 and August 1, 2003, enclosed please find a third update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) six 88(2) Companies House Filings, which fall under Annex B, Item 5 of the above referenced exemption application, and (ii) thirteen releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4585 with any questions regarding this update to the exemption application.

Very truly yours,

K. Izadi

Kambiz Izadi

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Enclosures

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

10/29

UPDATE TO ANNEX B, ITEM 5

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

03 OCT 27 AM 7:21

88(2

Return of Allotment of Sha

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,570		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.648		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

A43 *A8AO9NGC* 0574
COMPANIES HOUSE 13/08/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

2

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Ms.Sara Jane Brown Address 11a Brook Street Whitley Bay UK Postcode NE26 1AF	Ordinary	4,250
Name Ms.Doreen Bryan Address 8 Keswick Drive North Shields UK Postcode NE30 3EW	Ordinary	5,320
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	9,570

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 31st July 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/LB5001 Tel: 01903 833415

FILE NO. 82-34736

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	50,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	81.10p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

4

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee (UK) Ltd Part.ID BH01 A/C 909780	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street	Ordinary	50000
London		
UK Postcode E C 3 N 4 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	50000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 31st July 2003.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AM2790 Tel: 01903 83339:

5

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 06 Month 08 Year 2003	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	150000	50000	10000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	65.20p	81.10p	81.81p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235

6

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

This form has been provided free of

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee (UK) Ltd Part. ID BH01 a/c 909780 Address Mariner House, Pepys Street London UK Postcode E C 3 N 4 D A	Class of shares allotted Ordinary	Number allotted 225,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 225,000

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 7. August. 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which s' res were allotted
(I. shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3731		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

I. .ne allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235

9

• Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Ltd a/c SHAREOPT part. ID 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	3731
39 Pilgrim Street, Newcastle upon Tyne		
UK Postcode N E 9 9 1 S X		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	3731
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 4/9/03.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	150,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	65.20p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

• Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name HSBC GLOBAL CUSTODY NOMINEES UK LIMITED Address MARINER HOUSE PEPYS STREET LONDON UK Postcode EC3N 4DA	Class of shares allotted Ordinary	Number allotted 150,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 150,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 26.09.2003.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./HB/3560 Tel: 01903 833393

DX number DX exchange

12

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,670		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

...es and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED ID 092 / DESIG SHAREOPT Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode	Class of shares allotted Ordinary	Number allotted 3,670
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,670

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 14.10.2003.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./NB3717 Tel: 01903 833393
DX number DX exchange

14

UPDATE TO ANNEX C

	Date	Press Information Title
1.	08-08-2003	Sage offer for Softline; decision by Softline independent process committee
2.	08-18-2003	Disclosure of Interest
3.	08-22-2003	Section 198 Notification
4.	08-27-2003	Sage offer for Softline: purchase agreement signed
5.	09-02-2003	Disclosure of Interest
6.	09-08-2003	Disclosure of Interest in Shares
7.	09-22-2003	The Sage Group completes acquisition of US business management software vendor Timberline
8.	09-23-2003	Sage acquisition of South African software vendor Softline approved by Softline shareholders
9.	09-29-2003	Notification of preliminary results date and period-end trading update
10.	09-30-2003	Blocklisting Six Monthly Review
11.	10-20-2003	Year-end trading update
12.	10-21-2003	Holding in Company
13.	10-24-2003	Sage acquires Spanish accounting software vendor Grupo SP

8 August 2003

Sage offer for Softline: decision by Softline independent process committee

Further to its offer announcement of 1 August 2003, The Sage Group plc ("Sage") announces that the independent process committee of Softline Limited ("Softline") has accepted the Sage offer and recommended that Softline shareholders seriously consider voting in favour of it.

The offer remains conditional upon finalising acquisition agreements, Softline shareholders' approval, and regulatory clearances.

Simultaneous with this announcement, Softline has issued an announcement outlining the details of the committee's decision. Further information on the progress of the offer will be announced as appropriate.

Enquiries:

The Sage Group plc 0191 255 3000	Financial Dynamics 020 7831 3113
Paul Walker, Chief Executive	Giles Sanderson
Paul Harrison, Finance Director	Harriet Keen
Phil Branston, Investor Relations	Caroline Ledosquet

Notes to editors:

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 5,500 people worldwide.

END

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↓ -6.0	-3.6%	161.0	160.75	161.0	166.75	159.0	166.5	2,705,489

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	23.033	20

16

RNS Number:7897O
Sage Group PLC
18 August 2003

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 15 August 2003 that, following a transfer out of management of 4,034,800 shares on 14 August 2003, Legal & General Group Plc companies now have a beneficial interest in 37,068,899 Ordinary shares of 1p each in the Company, representing 2.9% of the total shares in issue.

The shares are registered as follows:

Registered Owner	No. of shares
HSBC Global Custody Nominee (UK) Ltd A/c 914945	467,841
HSBC Global Custody Nominee (UK) Ltd A/c 886603	2,194,500
HSBC Global Custody Nominee (UK) Ltd A/c 775245	5,898,200
HSBC Global Custody Nominee (UK) Ltd A/c 357206	26,564,532
HSBC Global Custody Nominee (UK) Ltd A/c 866197	186,826
HSBC Global Custody Nominee (UK) Ltd A/c 904332	106,900
HSBC Global Custody Nominee (UK) Ltd A/c 916681	66,600
HSBC Global Custody Nominee (UK) Ltd A/c 922437	5,400
HSBC Global Custody Nominee (UK) Ltd A/c 754612	182,000
HSBC Global Custody Nominee (UK) Ltd A/c 361602	16,500
HSBC Global Custody Nominee (UK) Ltd A/c 360509	1,379,600
Total	37,068,899

RNS Number:9792O
Sage Group PLC
22 August 2003

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification today that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 38,405,255 Ordinary shares of 1p each of the Company.

This represents 3.00% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

Registered Holder	Number of Shares
Chase Nominees Limited	425,000
Nortrust Nominees	302,000
Total	727,000

Capital International Limited

Registered Holder	Number of Shares
State Street Nominees Limited	251,800
Bank of New York Nominees	12,069,800
Nortrust Nominees Limited	2,048,600
Chase Nominees Limited	4,114,860
Midland Bank plc	245,600
Bankers Trust	4,253,300
Barclays Bank	154,400
Citibank London	97,400
Morgan Guaranty	594,200
Nortrust Nominees Limited	4,359,400
State Street Bank & Trust Co.	352,500
Deutsche Bank AG	2,216,500
HSBC Bank plc	1,831,200
Mellon Bank N.A.	435,400
Northern Trust South Africa	285,200
KAS UK	39,200
Mellon Nominees (UK) Limited	110,600
Bank One London	208,200
Total	33,668,160

Capital International S.A

Registered Holder	Number of Shares

Chase Nominees Limited	774,800
Royal Bank of Scotland	89,800
Midland Bank plc	10,900
State Street Bank & Trust Co	48,500
Lloyds Bank	38,500
Total	962,500

Capital International, Inc.

Registered Holder	Number of Shares
State Street Nominees Limited	279,980
Bank of New York Nominees	281,000
Chase Nominees Limited	2,081,115
Nortrust Nominees	138,100
State Street Bank & Trust Co	27,800
Citibank NA Toronto	207,000
HSBC Bank plc	32,600
Total	3,047,595

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLZLLFLXVBBBBE

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	22.854	20

Type	Size	Price	Date	Tr Time	Units
AT	1,560	161.0	26/9/03	11:41	GBX

Recent News More >>

Date	Time	Source	Headline
23/09/2003	12:36	UKREG	Re: Softline Limited
22/09/2003	07:00	UKREG	Completion of Timberline Acquisition
08/09/2003	16:14	UKREG	Holding(s) in Company
02/09/2003	09:19	UKREG	Holding(s) in Company
27/08/2003	14:11	UKREG	Softline Limited
22/08/2003	14:06	UKREG	Holding(s) in Company
18/08/2003	15:50	UKREG	Holding(s) in Company

Recent BB Discussi

Date	Time	Source	Headline
25/09/03	13:00	FBB	CAN SAGE make it t
22/09/03	21:13	FBB	SAGE SELL!SELL!!
10/06/03	23:12	FBB	Irritating news
04/06/03	19:58	FBB	Good days not far a
16/05/03	11:09	FBB	100p -- Only debate
15/05/03	15:00	FBB	SAGE ....a "BUY
19/12/02	18:19	PBB	SAGE next years Ch
06/12/02	23:09	FBB	Sage cooking the bo

27 August 2003

Sage offer for Softline: purchase agreement signed

Further to its offer announcement of 1 August 2003, The Sage Group plc ("Sage") announces that it has entered into an agreement with Softline Limited ("Softline") to acquire its business and assets, for an equity value of £66.0m (enterprise value £54.9m).

The acquisition is now conditional upon approval by Softline shareholders at a meeting on 23 September 2003. It is also conditional upon regulatory clearances.

Simultaneous with this announcement, Softline has issued an announcement outlining details of the terms of the agreement. Further information on the progress of the offer will be announced as appropriate.

Financial information calculated on the basis of £1 = ZAR 11.9

Enquiries:

The Sage Group plc	0191 255 3000	Financial Dynamics	020 7831 3113
Paul Walker, Chief Executive		Giles Sanderson	
Paul Harrison, Finance Director		Harriet Keen	
Phil Branston, Investor Relations		Caroline Ledosquet	

Notes to editors:

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 5,500 people worldwide.

END

Sage Grp.(SGE) Cli

20

RNS Number:2712P
Sage Group PLC
02 September 2003

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 1 September 2003 that, following a purchase in the market of 250,000 shares on 29 August 2003, Legal & General Group Plc companies now have a beneficial interest in 38,376,248 Ordinary shares of 1p each in the Company, representing 3.00% of the total shares in issue.

The shares are registered as follows:

Registered Owner	No. of shares
HSBC Global Custody Nominee (UK) Ltd A/c 914945	467,841
HSBC Global Custody Nominee (UK) Ltd A/c 886603	2,194,500
HSBC Global Custody Nominee (UK) Ltd A/c 775245	5,898,200
HSBC Global Custody Nominee (UK) Ltd A/c 357206	27,831,481
HSBC Global Custody Nominee (UK) Ltd A/c 866197	186,826
HSBC Global Custody Nominee (UK) Ltd A/c 904332	106,900
HSBC Global Custody Nominee (UK) Ltd A/c 916681	66,600
HSBC Global Custody Nominee (UK) Ltd A/c 922437	5,400
HSBC Global Custody Nominee (UK) Ltd A/c 754612	182,000
HSBC Global Custody Nominee (UK) Ltd A/c 361602	16,500
HSBC Global Custody Nominee (UK) Ltd A/c 360509	1,420,000
Total	38,376,248

RNS Number:5190P
Sage Group PLC
08 September 2003

The Sage Group plc (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company received notification on 5 September 2003 that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 150,756,476 Ordinary shares of 1p each in the Company, representing 11.78% of the total shares in issue.

Held as Principal	No. of Sha
Deutsche Bank AG London	3,750,389
Held in Customer Portfolios	
Morgan Nominees	63,190,906
Morgan Nominees CHY	248,796
Morgan Nominees CSL	292,813
Morgan Nominees DGR	507,693
Morgan Nominees ENF	317,743
Morgan Nominees MER	278,669
Morgan Nominees SL	649,064
Bank of New York Nominees	6,091,726
Bank of New York Nominees VC	61,488
BT Globenet Nominees Ltd	346,185
Channel Nominees	68,449
Chase Nominees	30,010,554
Clydesdale Bank Custodian Nominees	1,031,641
Deutsche Asset Management GmbH	448,624
Deutsche Bank Trust Company Americas	117,825
Deutsche Bank International Limited	1,101,973
Deutsche Bank Japan Ltd	215,750
Deutsche Securities Ltd Tokyo	26,200
Deutsche Vermogensbildungsgellschaft	60,000
DWS (Austria) Investmentgesellschaft	11,351
Gestion Privee Worms	135,000
HSBC Global Custody Nominees	3,167,416
Lloyds Bank Nominees	12,616
Lothian Regional Council	1,936,260
Master Trust Bank of Japan	1,880
National Provincial	5,070
Nortrust Nominees Ltd	13,626,113
State Street Nominees	22,602,096
Tokyo Trust	139,240
Vidacos Nominees	302,946
	150,756,47

Note: The shares comprised under this notification may, from time to time, be the subject of a stock lending agreement resulting in a change of registration but not in DBAG's interest in the shares.

22

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQVLFBXKBFBBL

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	23.212	20

Recent News More >>

Date	Time	Source	Headline
23/09/2003	12:36	UKREG	Re: Softline Limited
22/09/2003	07:00	UKREG	Completion of Timberline Acquisition
08/09/2003	16:14	UKREG	Holding(s) in Company
02/09/2003	09:19	UKREG	Holding(s) in Company
27/08/2003	14:11	UKREG	Softline Limited
22/08/2003	14:06	UKREG	Holding(s) in Company
18/08/2003	15:50	UKREG	Holding(s) in Company

Recent BB Discussi

Date	Time	Source	Headline
25/09/03	13:00	FBB	CAN SAGE make it t
22/09/03	21:13	FBB	SAGE SELL!SELL!!
10/06/03	23:12	FBB	Irritating news
04/06/03	19:58	FBB	Good days not far a
16/05/03	11:09	FBB	100p -- Only debate
15/05/03	15:00	FBB	SAGE ....a "BUY
19/12/02	18:19	PBB	SAGE next years Ch
06/12/02	23:09	FBB	Sage cooking the bo





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HOLD	1	4.76%

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23

22 September 2003

The Sage Group completes acquisition of US business management software vendor Timberline

Further to its announcement of 17 July 2003, The Sage Group plc announces that it has completed its acquisition of Timberline Software Corporation ("Timberline"), based in Oregon, US.

The acquisition was approved at a Timberline shareholder meeting on Friday, 19 September. All regulatory clearances have been received.

Enquiries

The Sage Group plc +44 (0) 191 255 3000	Financial Dynamics +44 (0) 20 7831 3113
Paul Walker, Chief Executive	Giles Sanderson
Paul Harrison, Finance Director	Harriet Keen
Phil Branston, Investor Relations	Caroline Ledosquet

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 5,500 people worldwide.

END

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↓ 6.0	3.6%	161.0	160.25	161.0	166.75	161.0	166.5	1,848,622

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	23.212	20

Type	Size	Price	Date	Tr.Time	Units
AT	42,155	161.0	26/9/03	11:24	GBX

23 September 2003

Sage acquisition of South African software vendor Softline approved by Softline shareholders

Further to its announcement of 1 August 2003, The Sage Group plc ("Sage") announces that its agreement to acquire Softline Limited ("Softline") has received Softline shareholders' approval.

The acquisition agreement was approved at a meeting of Softline shareholders on 23 September. The acquisition is expected to complete in mid-October 2003, following receipt of final regulatory clearances.

The transaction has an equity value of £66.0m (enterprise value of £54.9m). Softline is a leading provider of business management software in South Africa and Australia. The proposed acquisition of the Softline business is consistent with the Sage strategy of expanding geographically into attractive markets.

Paul Walker, Sage Chief Executive, commented: "The acquisition of Softline extends our geographical presence to the attractive South African and Australian markets in which Softline is well established. It provides us with leading product brands in accounting, payroll and taxation software for small-to-medium-sized enterprises, together with a sizeable customer and reseller base."

Simultaneous with this announcement, Softline has issued an announcement providing details of shareholders' vote of approval.

All financial information calculated on the basis of £1 = ZAR 11.9

Enquiries:

The Sage Group plc 0191 255 3000	Financial Dynamics 020 7831 3113
Paul Walker, Chief Executive	Giles Sanderson
Paul Harrison, Finance Director	Harriet Keen
Phil Branston, Investor Relations	Caroline LeDosquet

Notes to editors:

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 5,500 people worldwide.

END

FILE NO. 82-34736

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Company	Sage Group PLC
TIDM	SGE
Headline	Notice of Results
Released	09:30 29 Sep 2003
Number	PRNUK-2909

Monday 29 September 2003

The Sage Group plc

Notification of preliminary results date and period-end trading update

The Sage Group plc ('Sage') will be announcing its preliminary results for the twelve months to 30 September 2003 on Tuesday 2 December 2003.

Sage will announce a period-end trading update for the year to 30 September 2003 on Monday 20 October 2003.

Ends

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FILE NO. 82-34736

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	18:03 30 Sep 2003
Number	3802Q

RNS Number:3802Q
Sage Group PLC
30 September 2003

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: The Sage Group Plc

2. NAME OF SCHEME: The Sage Group (No. 2) Executive Share Option Scheme

3. PERIOD OF RETURN: FROM: 26th March 2003 TO: 25th September 2003

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 5,110,779 Ordinary shares of 1p each at 26th March 2003

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: 3,157,130

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 1,953,649 Ordinary shares of 1p each at 25th September 2003

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF
ADMISSION: 900,000 Ord Shares of 1p each - 23.2.2003,
5,000,000 Ord Shares of 1p each - 12.12.2000 &
5,000,000 Ord Shares of 1p each - 17.1.2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.

1,279,158,360

CONTACT FOR QUERIES

FILE NO. 82-34736

NAME: Claire Naylor
TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: The Sage Group Plc

2. NAME OF SCHEME: The Sage Group 1999 Executive Share Option Scheme

3. PERIOD OF RETURN: FROM: 26th March 2003 TO: 25th September 2003

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 1,000,000 Ordinary shares of 1p each at 25th March 2003

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: 3,731

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 996,269 Ordinary shares of 1p each at 25th September 2003

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF
ADMISSION: 1,000,000 Ord Shares of 1p each - 17.1.2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,279,158,360

CONTACT FOR QUERIES

NAME: Claire Naylor
TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: The Sage Group Plc

FILE NO. 82-34736

2. NAME OF SCHEME: Best Programs Inc. 1992 Stock Option Plan & Best Software Inc. 1997 Stock Incentive Plan

3. PERIOD OF RETURN: FROM: 26th March 2003 TO: 25th September 2003

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 987,380 Ordinary shares of 1p each at 25th March 2003

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 987,380 Ordinary shares of 1p each at 25th September 2003

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF
ADMISSION: 1,000,000 Ord Shares of 1p each - 12.12.2000

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,279,158,360

CONTACT FOR QUERIES

NAME: Claire Naylor
TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: The Sage Group Plc

2. NAME OF SCHEME: The State of the Art Stock Option Plan

3. PERIOD OF RETURN: FROM: 26th March 2003 TO: 25th September 2003

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 515,472 Ordinary shares of 1p each at 25th March 2003

FILE NO. 82-34736

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD: 10,220

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 505,252 Ordinary shares of 1p each at 25th September 2003

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF
   ADMISSION: 100,000 Ord Shares of 1p each - 23.02.2000,
   500,000 Ord Shares of 1p each - 12.4.2000 &
   500,000 Ord Shares of 1p each - 17.01.2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,279,158,360

CONTACT FOR QUERIES

NAME: Claire Naylor
TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: The Sage Group Plc

2. NAME OF SCHEME: The Sage Group Savings Related Share Option Scheme

3. PERIOD OF RETURN: FROM: 26th March 2003 TO: 25th September 2003

4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD: 4,556,802 Ordinary shares of 1p each at 25th March 2003

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD: 38,500

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 4,518,302 Ordinary shares of 1p each

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF

30

FILE NO. 82-34736

ADMISSION: 1,000,000 Ord Shares of 1p each - 23.2.2000 &
6,000,000 Ord Shares of 1p each - 17.1.2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,279,158,360

CONTACT FOR QUERIES

NAME: Claire Naylor
TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: The Sage Group Plc

2. NAME OF SCHEME: The Sage Group Savings Related Share Option Scheme (Ireland)

3. PERIOD OF RETURN: FROM: 26th March 2003 TO: 25th March 2003

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 200,000 Ordinary shares of 1p each at 25th March 2003

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 200,000 Ordinary shares of 1p each at 25th September 2003

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 200,000 Ord Shares of 1p each - 17.1.2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,279,158,360

CONTACT FOR QUERIES

NAME: Claire Naylor

FILE NO. 82-34736

TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: The Sage Group Plc

2. NAME OF SCHEME: The Sage Group Savings Related Share Option Scheme (German Schedule)

3. PERIOD OF RETURN: FROM: 26th March 2003 TO: 25th September 2003

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 100,000 Ordinary shares of 1p each at 25th March 2003

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 100,000 Ordinary shares of 1p each at 25th September 2003

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 100,000 Ord Shares of 1p each - 17.1.2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,279,158,360

CONTACT FOR QUERIES

NAME: Claire Naylor
TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: The Sage Group Plc

FILE NO. 82-34736

2. NAME OF SCHEME: The Sage Plan D'Epargne Entreprise

3. PERIOD OF RETURN: FROM: 26th March 2003 TO: 25th September 2003

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 375,572 Ordinary shares of 1p each at 25th March 2003

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 375,572 Ordinary shares of 1p each at 25th September 2003

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 400,000 Ord Shares of 1p each - 17.1.2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,279,158,360

CONTACT FOR QUERIES

NAME: Claire Naylor
TELEPHONE: 0191 255 3058

END

FILE NO. 82-34736

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Company	Sage Group PLC
TIDM	SGE
Headline	Trading Statement
Released	07:00 20 Oct 2003
Number	PRNUK-2010

Embargoed for 7.00am, Monday 20 October 2003

The Sage Group plc

Year-end trading update

Results (unaudited) for the year ended 30 September 2003 in line with expectations

Today, The Sage Group plc ('Sage') is providing an update on its trading performance for the year ended 30 September 2003.

Both pre-tax profit and revenue for the period were in line with market expectations.

Group profit before tax was approximately £151m, showing growth of 12% on the prior year. Profit before tax includes a charge of £2.0m for the loss on disposal of a non-core human resources division (on 5 May 2003). It also includes £0.4m of operating profit contributed by Timberline, acquired on 23 September 2003.

Group revenues were approximately £560m, with revenue growth of 4%* on the prior year.

UK

Revenue growth of 3% to approximately £161m was generated from the continued growth of the entry-level business.

The operating margin was increased to approximately 40% (2002: 37%), reflecting a focus on installed base activities and also the benefit of a re-organisation of the mid-market division during the prior year.

UK operating profit grew 12% to approximately £65m.

Mainland Europe

In market conditions which remained challenging, revenue growth of 4%* to approximately £135m was attributable to acquisitions.

Acquired businesses contributed low initial margins and therefore overall margins fell to approximately 22% (2002: 24%).

Operating profit in Mainland Europe fell 5%* to approximately £30m.

US

Overall revenues grew by 4%* to approximately £264m. A significant factor in

34

FILE NO. 82-34736

this growth was the performance of the CRM business, where revenues grew 13%*. The US accounting businesses grew revenues 2%* compared to the prior year.

With a continued focus on installed base activity and improving margins in the CRM business, overall US operating margins grew to approximately 23% (2002: 21%).

Overall US operating profits grew 17%* to approximately £61m.

*Comparisons are at constant exchange rates based on the average for the year ended 30 September 2003

A conference call for analysts is being held today to discuss this announcement. No further new material information will be discussed during the call. Full details on the Group's financial performance for the year will be given in Sage's preliminary results announcement on 2 December 2003.

Enquiries

The Sage Group 0191 255 3055

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Financial Dynamics 020 7831 3113

Giles Sanderson

Harriet Keen

Caroline Ledosquet

END

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	13:59 21 Oct 2003
Number	1359R

The Sage Group plc ("the Company")

HOLDING IN COMPANY

The Company received notification today from Graham Wylie that, following a disposal of 65,150,000 Ordinary shares of 1p each in the Company on 21 October 2003, he no longer has a notifiable interest in the Company under the Companies Act.

END

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Company	Sage Group PLC
TIDM	SGE
Headline	Re: Acquisition
Released	07:00 24 Oct 2003
Number	PRNUK-2410

24 October 2003

Sage acquires Spanish accounting software vendor Grupo SP

The Sage Group plc ('Sage') announces that it has acquired Grupo SP, S.A.* ('SP'), a leading provider of entry-level accounting software in Spain, for an enterprise value of £49.1m, to be paid in cash. SP had net cash of £6.6m upon acquisition, giving an equity value of £55.7m for the transaction.

SP's revenue for the year ended 31 December 2002 was £22.8m, with an operating profit of £4.4m.

SP brings over 200,000 customers into the Sage customer base, establishing a leading position for Sage in a market featuring one of the largest populations of small businesses in Europe.

Paul Walker, Sage Chief Executive, commented: 'The acquisition extends our geographical presence to the strategically important Spanish market in which SP is well established. Its leading product brands and sizeable customer base provide a sound platform from which we can develop our presence in Spain. The acquisition is a significant step forward in our strategy of expanding into attractive new markets where Sage's business model and expertise can add value.'

*This transaction excludes the small South American operations of Grupo SP; the operational results and balance sheet items of which are hence excluded from this announcement.

All financial information calculated on the basis of £1 = Euro 1.435

Enquiries:

The Sage Group plc 0191 255 3000	Financial Dynamics 020 7831 3113
Paul Walker, Chief Executive	Giles Sanderson
Paul Harrison, Finance Director	Harriet Keen
Phil Branston, Investor Relations	Caroline Ledosquet

Notes to editors:

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 5,500 people worldwide.

FILE NO. 82-34736

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